EXHIBIT 13.2


       Quarterly Servicing Report for the November 19, 2001 Payment Date,
                               filed on form 6-K

                                                                    Exhibit 13.2
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Collection Period ending 31 October 2001.


                 SECURITISATION ADVISORY SERVICES PTY LIMITED,
                as manager of the Series 2001-1G Medallion Trust
               -------------------------------------------------
                 (Translation of registrant's name into English)


              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
              ----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  [X]     Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

OTHER EVENTS


On 20 April, 2001 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2001-1G Medallion Trust (the Trust), publicly issued US$1,100,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due 18 August 2032 (the Notes) pursuant to a registration statement (No. 333- 58094) declared effective on April 3, 2001. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,540,000 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,098,460,000 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On August 18, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On November 19, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2001-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                             Securitisation Advisory Services Pty Limited,
                             As Manager for the Series 2001-1G Medallion Trust,
                             --------------------------------------------------
                             (Registrant)



Dated: November 26, 2001                    By:   /s/ Alicja Blackburn
                                            ------------------------------------
                                            Name:  Alicja Blackburn
                                            Title: Authorised Officer

EXHIBIT INDEX



Exhibit             Description
-------             -----------

99.1 The Quarterly Servicing Report for the Distribution Date on 19 November, 2001.

                                  EXHIBIT 99.1

SERIES 2001-1G MEDALLION TRUST MONTHLY & QUARTERLY SERVICERS CERTIFICATE
------------------------------------------------------------------------

MONTHLY & QUARTERLY SUMMARY DISTRIBUTION DETAILS

-------------------------------------------------------------------------------------------------------------------------------
REPORTING DATES
---------------
Closing Date                                                                                                          20-Apr-01
Determination Date                                                                                                    01-Nov-01
Notice Date                                                                                                           16-Nov-01
Monthly Distribution Date                                                                                             19-Nov-01
Start monthly Accrual Period                                                                                          18-Oct-01
End monthly Accrual Period                                                                                            19-Nov-01
No. of Days in monthly Accrual Period                                                                                        32
Start quarterly Accrual Period                                                                                        20-Aug-01
No. of Days in quarterly Accrual Period                                                                                      91
Start Collection Period                                                                                               01-Oct-01
End Collection Period                                                                                                 31-Oct-01
No. of Days in  Collection Period                                                                                            31
Quarterly Distribution Date                                                                                           19-Nov-01
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
SECURITIES ON ISSUE                                            NO. OF                                         INITIAL INVESTED
-------------------                                         CERTIFICATES     INITIAL INVESTED AMOUNT (US$)       AMOUNT (A$)
                                                            ------------     -----------------------------    -----------------

  Class A-1 Notes                                                11,000                1,100,000,000           2,267,106,347.90
  Class A-2 Tranche 1 Notes                                       3,300                                             330,000,000
  Class A-2 Tranche 2 Notes                                       2,550                                             255,000,000
  Class B Notes                                                     390                                              39,000,000
  Redraw Bond - series 1                                              0                                                       0
  Redraw Bond - series 2                                              0                                                       0

US$/A$ EXCHANGE RATE AT ISSUE                                                                 0.4852
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------

INTEREST RATE FOR ACCRUAL PERIOD                                         Bank                  Coupon                Coupon
--------------------------------                                       Bill Rate               Margin                 Rate
                                                                       ---------              --------              --------

  Class A Notes ( payable to Currency Swap Provider)                     4.9700%               0.3445%               5.3145%
  Class A-2 Tranche 1 Notes                                              4.4800%               0.2400%               4.7200%
  Class A-2 Tranche 2 Notes                                              4.4800%               0.3500%               4.8300%
  Class B Notes                                                          4.9700%               0.5000%               5.4700%
  Redraw Bond - series 1                                                 0.0000%               0.0000%               0.0000%
  Redraw Bond - series 2                                                 0.0000%               0.0000%               0.0000%

BBSW Coupon & Unpaid Coupon Rate for Quarterly Accrual Period            4.9700%
BBSW Monthly Accrual Period and Facilities                               4.4800%

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE                                            Per Cert.                     Aggregate
------------------------------------------                                            ---------                  --------------

Total Interest Amount:
   Class A-1 Notes                                                                     2,481.29                   27,294,190.00
   Class A-2 Tranche 1 Notes                                                             309.28                    1,020,624.00
   Class A-2 Tranche 2 Notes                                                             423.45                    1,079,797.50
   Class B Notes                                                                       1,356.64                      529,089.60
   Redraw Bond - series 1                                                                     -                               -
   Redraw Bond - series 2                                                                     -                               -
Principal:
   Class A - 1 Notes                                                                  16,030.99                  176,340,890.00
   Class A-2 Tranche 1 Notes                                                           4,727.00                   15,599,100.00
   Class A-2 Tranche 2 Notes                                                                  -                               -
   Class B Notes                                                                         356.06                      138,863.40
   Redraw Bond - series 1                                                                     -                               -
   Redraw Bond - series 2                                                                     -                               -
Total:
   Class A 1 Notes                                                                    18,512.28                  203,635,080.00
   Class A-2 Tranche 1 Notes                                                           5,036.28                   16,619,724.00
   Class A-2 Tranche 2 Notes                                                             423.45                    1,079,797.50
   Class B Notes                                                                       1,712.70                      667,953.00
   Redraw Bond - series 1                                                                     -                               -
   Redraw Bond - series 2                                                                     -                               -
   Total                                                                              25,684.71                  222,002,554.50
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
POOL FACTORs                                                                      Last                           Current
------------                                                                  Distribution                     Distribution
                                                                                  Date                             Date
                                                                              ------------                     -------------

  Class A Notes                                                                 0.90863563                      0.83085326
  Class A-2 Tranche 1 Notes                                                     0.74741900                      0.70014900
  Class A-2 Tranche 2 Notes                                                     1.00000000                      1.00000000
  Class B Notes                                                                 0.99478660                      0.99122600
  Redraw Bond - series 1                                                             -                               -
  Redraw Bond - series 2                                                             -                               -

-------------------------------------------------------------------------------------------------------------------------------


MONTHLY CASHFLOW WORKING SHEET
------------------------------
                                                                                Per Certificate                    Aggregate
                                                                                      $                                $

  Finance Charge Collections                                                                                      13,736,865.14
  Finance Charge Collections - Repurchases                                                                                  -
  Finance Charge Damages                                                                                                    -
  Income due to Seller                                                                                                      -
  Other Income                                                                                                       946,907.21
Previous Income Carry Over Amount                                                                                 12,286,512.84
AVAILABLE DISTRIBUTION AMOUNT                                                                                     26,970,285.19

  Taxes                                                                                                                  167.90
  Trustee Fee                                                                                                         16,664.00
  Security Trustee Fee                                                                                                      -
  Manager Fee                                                                                                         68,394.57
  Servicing Fee                                                                                                      576,508.94
  Liquidity Commitment Fee                                                                                             6,136.99
  Redraw Commitment Fee                                                                                                5,260.27
  Support Facility Payments                                                                                        4,417,124.94
  Support Facility Receipts                                                                                                 -
  Expenses                                                                                                             7,650.84
  Previous Unpaid Facility Int Chg  - Liquidity                                                                             -
  Liquidity Interest Charge + Previous Unpaid                                                                               -
  Previous Unpaid Facility Int Chg  - Redraw Facility                                                                       -
  Redraw Interest Charge + Previous Unpaid                                                                                  -
  Repayment of Liquidity Facility                                                                                           -
  Total Interest Amount  - Class A1 Notes                                                                         27,294,190.00
            Class A-2 Tranche 1 Notes                                                                              1,020,624.00
            Class A-2 Tranche 2 Notes                                                                              1,079,797.50
                        - Class B Notes                                                                              529,089.60
                        - Redraw Bonds - series 1                                                                           -
                        - Redraw Bonds - series 2                                                                           -
REQUIRED DISTRIBUTION AMOUNT                                                                                      35,021,609.55

Income Shortfall                                                                                                   8,051,324.36
Liquidity Facility Draw                                                                                            8,051,324.36

Income Carryover Amount                                                                                                     -
Principal Chargeoff Unreimbursement                                                                                         -
Principal Chargeoff                                                                                                         -
Total Principal Chargeoff Reimbursement Due                                                                                 -
Accrued Interest on Class A-1 Notes                                                                                         -
Accrued Interest on Class B Notes                                                                                           -
Available Income + Undrawn liquidity-Required Income Amount -Class A-1 notes accrued Interest                               -


PAYMENT ALLOCATION CASCADE
--------------------------
Available Distribution Amount                                                                                     26,970,285.19
Liquidity Facility Draw                                                                                            8,051,324.36
Available Fund                                                                                                    35,021,609.55

                                                                   Due               Available                            Paid
                                                           -------------           -------------                   ------------
  Taxes                                                           167.90           35,021,609.55                         167.90
  Trustee Fee                                                  16,664.00           35,021,441.65                      16,664.00
  Security Trustee Fee                                               -             35,004,777.65                            -
  Manager Fee                                                 68,394 .57           35,004,777.65                      68,394.57
  Servicing Fee                                              576,508 .94           34,936,383.08                     576,508.94
  Liquidity Commitment Fee                                     6,136 .99           34,359,874.14                       6,136.99
  Redraw Commitment Fee                                        5,260 .27           34,353,737.15                       5,260.27
  Support Facility Payments                                4,417,124 .94           34,348,476.88                   4,417,124.94



  Support Facility Receipts                                                        29,931,351.94                            -
  Expenses                                                      7,650.84           29,931,351.94                       7,650.84
  Liquidity Interest Charge                                          -             29,923,701.10                            -
  Repayment of Liquidity Facility                                    -             29,923,701.10                            -
----------------------------------------------------
  Coupon Payable - Redraw Facility                 |                 -             29,923,701.10                            -
                      - Class A1 Notes             |        27,294,190.0           29,923,701.10                  27,294,190.00
                      - Class A-2 Tranche 1 Notes  |        1,020,624.00            2,629,511.10                   1,020,624.00
                      - Class A-2 Tranche 2 Notes  |        1,079,797.50            1,608,887.10                   1,079,797.50
                      - Redraw Bonds - series 1    |                 -                529,089.60                            -
                      - Redraw Bonds -series 2     |                 -                529,089.60                            -
                      - Class B Notes              |          529,089.60              529,089.60                     529,089.60
---------------------------------------------------

Income Carryover Amount                                              -                     0.00

Total Principal Chargeoff Reimbursement                              -                                                      -
Arranging Fee
Excess Distribution                                                                                                         -

Unpaid Facility Int Chg - Liquidity
                        - Redraw                                                                                            -
Unpaid Security Interest Amount - Class A1 Notes
                                - Class A-2 Tranche 1 Notes                                                                 -
                                - Class A-2 Tranche 2 Notes                                                                 -
                                - Class B Notes                                                                             -
                                - Redraw Bonds - series 1                                                                   -
                                - Bonds - series 2                                                                          -

FACILITIES OUTSTANDING
----------------------

Liquidity Commitment Facility Limit                                                                               70,000,000.00

Beginning Liquidity Commitment Facility                                                                           70,000,000.00
Previous Liquidity Facility Draw                                                                                            -
Repayment of Liquidity Facility                                                                                             -
Liquidity Facility Draw                                                                                            8,051,324.36
Ending Liquidity Commitment Facility                                                                              61,948,675.64

Redraw Commitment Facility Limit                                                                                  80,000,000.00
Beginning Redraw Commitment Facility                                                                              80,000,000.00
Previous Redraw Facility Draw                                                                                               -
Previous Redraw Facility Draw - Chargeoffs                                                                                  -
Repayment of Redraw Facility                                                                                                -
Repayment of Unreimbursed Chargeoffs                                                                                        -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                                              -
Redraw Facility Available to Draw                                                                                 80,000,000.00
Redraw Facility Draw                                                                                                        -
Ending Redraw  Commitment Facility                                                                                80,000,000.00

COUPON AND PRINCIPAL DISTRIBUTION  WORKSHEET
--------------------------------------------

COUPON                                                                          Per Certificate                      Aggregate
------                                                                                 $                                 $

CLASS A NOTES
Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                                        -                                -
Security  Coupon                                                                      2,481.29                    27,294,190.00
Total Coupon                                                                                                      27,294,190.00


Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                                                                         -
Security  Coupon                                                                                                  27,294,190.00
Coupon Payable                                                                        2,481.29                    27,294,190.00
Unpaid Security Coupon                                                                                                      -

CLASS A-2 TRANCHE 1 NOTES
Unpaid Security Coupon (after last Distribution Date)                                                                       -
Interest on  Unpaid Security Coupon                                                        -                                -
Security  Coupon                                                                        309.28                     1,020,624.00
Total Coupon                                                                                                       1,020,624.00

Unpaid Security Coupon (after last Distribution Date)                                                                       -
Interest on  Unpaid Security Coupon                                                                                         -

Security  Coupon                                                                                                   1,020,624.00
Coupon Payable                                                                          309.28                     1,020,624.00
Unpaid Security Coupon

CLASS A-2 TRANCHE 2 NOTES
Unpaid Security Coupon (after last Distribution Date)                                                                       -
Interest on  Unpaid Security Coupon                                                        -                                -
Security  Coupon                                                                        423.45                     1,079,797.50
Total Coupon                                                                                                       1,079,797.50

Unpaid Security Coupon (after last Distribution Date)                                                                       -
Interest on  Unpaid Security Coupon                                                                                         -
Security  Coupon                                                                                                   1,079,797.50
Coupon Payable                                                                          423.45                     1,079,797.50
Unpaid Security Coupon

CLASS B NOTES
Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                                        -                                -
Security  Coupon                                                                      1,356.64                       529,089.60
Total Coupon                                                                                                         529,089.60

Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                                                                         -
Security  Coupon                                                                                                     529,089.60
Coupon Payable                                                                        1,356.64                       529,089.60
Unpaid Security Coupon                                                                                                      -

REDRAW BONDS - SERIES 1
Unpaid Security Coupon (after last Distribution Date)                                                                       -
Interest on  Unpaid Security Coupon                                                        -                                -
Security  Coupon                                                                           -                                -
Total Coupon                                                                                                                -

Unpaid Security Coupon (after last Distribution Date)                                                                       -
Interest on  Unpaid Security Coupon                                                                                         -
Security  Coupon                                                                                                            -
Coupon Payable                                                                             -                                -
Unpaid Security Coupon                                                                                                      -

REDRAW BONDS - SERIES 2
Unpaid Security Coupon (after last Distribution Date)                                                                       -
Interest on  Unpaid Security Coupon                                                        -                                -
Security  Coupon                                                                           -                                -
Total Coupon                                                                                                                -

Unpaid Security Coupon (after last Distribution Date)                                                                       -
Interest on  Unpaid Security Coupon                                                                                         -
Security  Coupon                                                                                                            -
Coupon Payable                                                                             -                                -
Unpaid Security Coupon                                                                                                      -


PRINCIPAL AMOUNT
Principal Collections                                                                                             79,926,731.62
Principal Collections - Repurchases                                                                                         -
 less Repayment Of Redraw Facility                                                                                          -
 less Total Customer Redraw                                                                                       (3,826,408.77)
 plus Redraw Facility Draw                                                                                                  -
 plus Redraw Bonds Issue this month                                                                                         -
 Aggregate Principal Damages from Seller & Servicer                                                                         -
 Principal Chargeoff Reimbursement  - Class B Notes                                                                         -
                                    - Class A1 Notes                                                                        -
                                    - Class A-2  Tranche 1 Notes                                                            -
                                    - Class A2 Tranche 2 Notes                                                              -
                                    - Redraw Bonds - Series 1                                                               -
                                    - Redraw Bonds - Series 2                                                               -
                                    - Redraw Facility                                                                       -
  Principal rounding b/f                                                                                                    -
  Scheduled Principal Amount                                                      3,113,974.29
  Unscheduled Principal Amount - Partial Prepayment                              52,814,164.82
  Unscheduled Principal Amount - Full Prepayment                                 23,998,592.51
  Unscheduled Principal Amount - less redraws + C/O Reim                         72,986,348.56

Total Available Principal Amount for Redraw Bonds                                                                 76,100,322.85

Principal Distribution - Redraw Bonds - Series 1                                           -                                -
Principal Distribution - Redraw Bonds - Series 2                                           -                                -

Principal rounding b/f                                                                                                      -
Total Unscheduled Principal Amount                                                                                72,986,348.65
Total Scheduled Principal Amount                                                                                   3,113,974.20
Previous principal carryover amount                                                                              115,978,532.93
Total Available Principal Amount for Notes                                                                       192,078,855.78

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                                            100%
Class A-1 Principal Payment or Principal Carryover Amount                            16,030.99                   176,340,890.00
Class A-2 Tranche 1 Principal Payment                                                 4,727.00                    15,599,100.00
Class A-2 Tranche 2 Principal Payment                                                     0.00                              -
Class B Principal Payment or Principal Carryover                                        356.06                       138,863.40

Principal rounding c/f                                                                                                     2.38

Outstanding Principal - beginning period                                                   -                   2,484,440,012.37
less Principal Repayment                                                                                          79,926,731.62
plus Total Customer Redraw                                                                                         3,826,408.77
less Principal Losses                                                                                                       -
Outstanding Principal - Closing period                                                                         2,408,339,689.52

PRINCIPAL LOSSES
Principal Losses
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                                    -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                                              -
Net Principal Losses                                                                                                        -
Principal Chargeoff  - Class B Notes                                                                                        -
                     - Class A Notes                                                                                        -
                     - Class A2 Tranche1 Notes                                                                              -
                     - Class A2 Tranche 2 Notes                                                                             -
                     - Redraw Bonds Series 1                                                                                -
                     - Redraw Bonds Series 2                                                                                -
                     - Redraw Facility                                                                                      -

CLASS A NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                                 -
Principal Chargeoff                                                                                                         -
Principal Chargeoff Reimbursement                                                                                           -
Ending Unreimbursed Principal Chargeoffs                                                                                    -

CLASS A2 TRANCHE 1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                                 -
Principal Chargeoff                                                                                                         -
Principal Chargeoff Reimbursement                                                                                           -
Ending Unreimbursed Principal Chargeoffs                                                                                    -

CLASS A2 TRANCHE 2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                                 -
Principal Chargeoff                                                                                                         -
Principal Chargeoff Reimbursement                                                                                           -
Ending Unreimbursed Principal Chargeoffs                                                                                    -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                                 -
Principal Chargeoff                                                                                                         -
Principal Chargeoff Reimbursement                                                                                           -
Ending Unreimbursed Principal Chargeoffs                                                                                    -




REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                                 -
Principal Chargeoff                                                                                                         -
Principal Chargeoff Reimbursement                                                                                           -
Ending Unreimbursed Principal Chargeoffs                                                                                    -

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                                 -
Principal Chargeoff                                                                                                         -
Principal Chargeoff Reimbursement                                                                                           -
Ending Unreimbursed Principal Chargeoffs                                                                                    -


REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                                 -
Principal Chargeoff                                                                                                         -
Principal Chargeoff Reimbursement                                                                                           -
Ending Unreimbursed Principal Chargeoffs                                                                                    -



Investors Balance Outstanding  Worksheet                                  Aggregate                                Aggregate
----------------------------------------                                     US$                                        A$

CLASS A-1 NOTES
Initial Invested Amount                                               1,100,000,000                            2,267,106,347.90
Previous Principal Distribution                                                                                  207,132,750.00
Principal Carryover Amount                                                                                                  -
Principal Distribution for Current Period                                                                        176,340,890.00
Total Pricipal Distribution to Date                                                                              383,473,640.00
Beginning Invested Amount                                                999,499,190                           2,059,973,597.90
Ending Invested Amount                                                   913,938,590                           1,883,632,707.90
Unreimbursed Principal Chargeoffs                                                                                           -
Beginning Stated Amount                                                  999,499,190                           2,059,973,597.90
Ending Stated Amount                                                     913,938,590                           1,883,632,707.90

CLASS A-2 TRANCHE 1 NOTES
Initial Stated Amount                                                                                            330,000,000.00
Previous Principal Distribution                                                                                   83,351,730.00
Principal Distribution for current period                                                                         15,599,100.00
Total Principal Distribution to date                                                                              98,950,830.00
Beginning Invested Amount                                                                                        246,648,270.00
Ending Invested Amount                                                                                           231,049,170.00
Unreimbursed Principal Chargeoffs                                                                                           -
Beginning Stated Amount                                                                                          246,648,270.00
Ending Stated Amount                                                                                             231,049,170.00

CLASS A-2 TRANCHE 2 NOTES
Initial Stated Amount                                                                                            255,000,000.00
Previous Principal Distribution                                                                                             -
Principal Distribution for current period                                                                                   -
Total Principal Distribution to date                                                                                        -
Beginning Invested Amount                                                                                        255,000,000.00
Ending Invested Amount                                                                                           255,000,000.00
Unreimbursed Principal Chargeoffs                                                                                           -
Beginning Stated Amount                                                                                          255,000,000.00
Ending Stated Amount                                                                                             255,000,000.00

CLASS B NOTES
Initial Stated Amount                                                                                             39,000,000.00
Previous Principal Distribution                                                                                      203,322.60
Principal Carryover Amount                                                                                                  -
Principal Distribution for current period                                                                            138,863.40
Total Principal Distribution to date                                                                                 342,186.00
Beginning Invested Amount                                                                                         38,796,677.40
Ending Invested Amount                                                                                            38,657,814.00
Unreimbursed Principal Chargeoffs                                                                                           -
Beginning Stated Amount                                                                                           38,796,677.40
Ending Stated Amount                                                                                              38,657,814.00

REDRAW BONDS - SERIES 1
Previous Initial Stated Amount                                                                                              -
Initial Invested Amount                                                                                                     -
  Principal Distribution (after last Distribution Date)                                                                     -
  Principal Distribution for current period                                                                                 -
Total Principal Distribution to date                                                                                        -
Beginning Invested Amount                                                                                                   -
Ending Invested Amount                                                                                                      -
Unreimbursed Principal Chargeoffs                                                                                           -
Beginning Stated Amount                                                                                                     -
Ending Stated Amount                                                                                                        -

REDRAW BONDS - SERIES 2
Previous Initial Stated Amount                                                                                              -
Initial Invested Amount                                                                                                     -
  Principal Distribution (after last Distribution                                                                           -
  Principal Distribution for current period                                                                                 -
Total Principal Distribution to date                                                                                        -
Beginning Invested Amount                                                                                                   -
Ending Invested Amount                                                                                                      -
Unreimbursed Principal Chargeoffs                                                                                           -
Beginning Stated Amount                                                                                                     -
Ending Stated Amount                                                                                                        -


AVERAGE MONTHLY PERCENTAGE
Current Balance of Arrears greater than 60 Days                                                                    5,659,045.17
Current Outstanding Loan Balance                                                                               2,408,339,689.52
Average Monthly Percentage                                                                           0.133%
Monthly Percentage - Current Period                                                                   0.23%
Monthly Percentage Month 2                                                                                                 0.00
Monthly Percentage Month 3                                                                                                 0.00
Monthly Percentage Month 4                                                                                                 0.00
Monthly Percentage Month 5                                                                                                 0.00
Monthly Percentage Month 6                                                                                                 0.00
Monthly Percentage Month 7                                                                                                  -
Monthly Percentage Month 8                                                                                                  -
Monthly Percentage Month 9                                                                                                  -
Monthly Percentage Month 10                                                                                                 -
Monthly Percentage Month 11                                                                                                 -
Monthly Percentage Month 12                                                                                                 -



STEPDOWN CONDITIONS
Years since initial Determination Date                                                                                     0.42
Required Subordinated Percentage                                                                                           0.01
Available Subordinated Percentage                                                                                          0.01
Aggregate Unreimbursed Principal Chargeoffs                                                                                 -
Required Class B Stated Amount Outstanding                                                                         5,667,765.87
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                                     11,700,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                                      3,900,000.00
5 <= Year < 6, Unreim C/O Maximum                                                                                 11,700,000.00
6 <= Year < 7, Unreim C/O Maximum                                                                                 13,650,000.00
7 <= Year < 8, Unreim C/O Maximum                                                                                 15,600,000.00
8 <= Year < 9, Unreim C/O Maximum                                                                                 17,550,000.00
9 <= Year, Unreim C/O Maximum                                                                                     19,500,000.00
Stepdown Condition less than 5 years                                                                     FALSE
Stepdown Condtion greater than & equal to 5 years                                                        FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                           TRUE
Year - Stepdown Condition Test
5                                                                                                        TRUE
6                                                                                                        TRUE
7                                                                                                        TRUE
8                                                                                                        TRUE
9                                                                                                        TRUE

Year - Stepdown Class A Criteria                        FALSE                TRUE                 Class A Percentage

0                                                                     1                     0.5         1.00
1                                                                     1                     0.5         1.00
2                                                                     1                     0.5         1.00
3                                                                     1                       0         1.00
4                                                                     1                       0         1.00
5                                                                     1                     0.7         1.00
6                                                                     1                     0.6         1.00
7                                                                     1                     0.4         1.00
8                                                                     1                     0.2         1.00
9                                                                     1                       0         1.00
10                                                                    0                       0          -

                    FORM 6-K REQUIRED COLLATERAL INFORMATION

                         SERIES 2001-1G MEDALLION TRUST

              SERIES 2001-1G MEDALLION TRUST DATA AS AT OPENING OF BUSINESS ON THE PRECEDING DETERMINATION DATE OF NOVEMBER 1, 2001



OUTSTANDING MORTGAGE BALANCE (AUD)
                                                       Amount              WAC
                                                       ------              ----

Variable Rate Housing Loans                       1,755,309,425.00         6.01%
Fixed 1 Year                                        143,524,679.00         6.83%
Fixed 2 Year                                        263,671,226.00         7.28%
Fixed 3 Year                                        150,089,981.00         7.52%
Fixed 4 Year                                         88,329,940.00         7.88%
Fixed 5 Year                                          8,606,284.00         6.58%

TOTAL POOL                                          $2,409,531,535         6.36%




DELINUENCY INFORMATION
                              No. of                  AUD Amount
                              Loans      % of Pool      of Loans      % of Pool
                              ------     ---------    ----------      ---------

31-60 days                       60        0.29%     $9,610,426.41       0.40%
61-90 days                       22        0.11%     $3,225,171.98       0.13%
90+ days                         16        0.08%     $2,433,873.19       0.10%

Mortage In Possession             0        0.00%             $0.00       0.00%